November 23, 2009

Amanasu Techno Holdings Corporation
11th Floor 115 East 57th Street
New York NY, 10022

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: David R. Humphrey (Branch Chief)

Re: December 31, 2008 Form 10-K File No. 001-31261

Dear Mr. Humphrey:

Please accept this letter as our response to your letter of comment, dated September 9, 2009. Your letter contained twelve comments and we will respond to them in order.

  As requested we have attached the amended Form 10-K filed on August 24, 2009 as well a further amendment dated on November 23, 2009 to comply with the most recent requests.

  We have amended our Form 10-K for the fiscal year ending 2008 as requested, and attached a copy for your reference.

  We have revised the accounting in our amended June 30, 2009 Form 10Q for the acquisition of Amanasu Water Corporation (Water), to comply with the requirements for an acquisition of an entity under common control.

  The disclosure to which you refer has been revised to indicate there has been no effect because of the acquisition of Water on earnings per share for any period reported.

  As you requested, we have enclosed a balance sheet of Water as of the date of the transfer. We have also enclosed a copy of an income statement of Water for its most recent fiscal year (calendar year 2008). Please note that the values of the assets and liabilities of Water were the same on the acquisition date as the book amounts.

  You also asked in this comment for the price at which the 200,000 shares issued in connection with the acquisition of Water were valued. That price was one penny per share, the last quoted market price on the date of transfer.

  We have revised Note 5 (previously Note 4) on page six of the filing to describe the impact of the missed payment of the balance of the licensing rights purchase price. The contract does not contain provisions for dealing with this. The only provision in the contract that bears on this matter is a section which says "... if any contract issues arise, licensor and licensee agree to meet and resolve the issue, and amend the agreement where necessary." The Company has come to a resolution with the lisensor Bemax Corp, and with the new agreement's payment being $156,990, there is no further concern on the part of Amanasu Techno Holdings Corporation for missed payments or remaining balances. The amended agreement is attached as an exhibit for reference.

  Although we initially indicated that we would receive exclusive license rights to 55 patents, the Company discovered that some representations of the licensor were false. The licensor did not have exclusive rights to 55 patents. We have negotiated with the licensor, which is the only means for resolution provided in the contract, and have included the amended agreement as an exhibit. We will further file an 8-K regarding the resolution. A copy of the filing is attached as an exhibit.

  The Company obtained a $156,990 loan from KFE Japan Kabushikigaisha of Japan (http://www.kfegr.com/). The Company was introduced to KFE Japan through a business contact in Japan. KFE Japan has facilities in China which is where the automatic human waste disposal system is expected to be manufactured. This is partly the reason the Company and KFE Japan were able to come to an agreement. Related documents and translations are attached to this letter.

  The individual in question is the wife of the owner of BeMax Corporation, the corporation with which the Company made an agreement regarding the Haruka (formerly Heartlet) technology. However, the Company has deemed this agreement nullifed due to misrepresentation on the part of BeMax Corp. Also note that a new agreement has been made, which does not include stock options as apart of payment for the license.

  We have reconsidered the computation of the value of the 1,000,000 stock options, as you requested. Our conclusion has not changed and we include below a list of assumptions that were used in our calculation of this value.

Stock price at time of issuance	$.01
Exercise price	$.05
Contractual life	Ten years
Time of vesting	Immediate
Expected stock volatility	199.70%, calculated in accordance with Appendix to FAS 123
Risk free rate	3.86%

  We did not accrue for our professional fees during the first six months of 2009 in a way that was systematic and adequate. We have changed our procedures and do not expect a recurrence of this problem. We now estimate the professional fees and accrue them on a quarterly basis during the year.

  We have amended this section in the 10Q filing for the fiscal quarter ending June 30, 2009 and have attached copy for your reference.

Yours Sincerely,

/s/ Atsushi Maki

Atsushi Maki

Amanasu Techno Holdings Corporation

Chairman & Chief Executive Officer